Integrity Applications, Inc.
19 Ha’Yahalomim St.
PO Box 12143
Ashdod L3 7760049, Israel

December 8, 2017

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E
Washington, D.C. 20549-4631
Attn: Caleb French

Re:	Integrity Applications, Inc.
Registration Statement on Form S-1
File No. 333-221384

Acceleration Request
Requested Date: December 12, 2017
Requested Time: 5:15 P.M. Eastern Standard Time

Dear Mr. French,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Integrity Applications, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-221384) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

In connection with the acceleration request, the Company hereby acknowledges that:

●
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Sincerely,

Integrity Applications, Inc.

/s/ John Graham
John Graham
Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson & Cole LLP 1055 Washington Boulevard Stamford, CT 06901